

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 2, 2019

Nicholas Kovacevich
Chairman and Chief Executive Officer
KushCo Holdings, Inc.
11958 Monarch Street
Garden Grove, CA 92841

>   **Re: KushCo Holdings, Inc.**
>   **Registration Statement on Form S-3**
>   **Filed April 25, 2019**
>   **File No. 333-231019**

Dear Mr. Kovacevich:

    This is to advise you that we have not reviewed and will not review your registration statement.

    Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

    Please contact Frank Pigott at 202-551-3570 with any questions.

                        Sincerely,

                        Division of Corporation Finance
                        Office of Manufacturing and
                        Construction